Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), October 12, 2026 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on September 1, 2026, as the third tranche of the multi-year share buyback program of approximately Euro 3.5 billion expected to be executed by 2030 in line with the disclosure made during the 2025 Capital Markets Day (the “Third Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
05/10/2026	EXM	12,500	342.1512	4,276,890.00
06/10/2026	EXM	7,500	345.4389	2,590,791.75
07/10/2026	EXM	9,000	343.7633	3,093,869.70
08/10/2026	EXM	10,000	344.1119	3,441,119.00
09/10/2026	EXM	4,000	348.1823	1,392,729.20
Total	—	43,000	344.0791	14,795,399.65

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Third Tranche till October 9, 2026, the total invested consideration has been:
•Euro 89,531,327.68 for No. 253,299 common shares purchased on the EXM
•USD 31,498,189.59 (Euro 27,457,608.48*) for No. 77,824 common shares purchased on the NYSE.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

As of October 9, 2026 the Company held in treasury No. 1,921,927 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 1.08% of the then total issued common shares. Including the special voting shares, the Company held in treasury 0.82% of the then total issued share capital.

Since January 5, 2026, start date of the multi-year share buyback program of approximately Euro 3.5 billion announced during the 2025 Capital Markets Day, until October 9, 2026, the Company has purchased a total of 2,032,307 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 627,746,241.37.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Ferrari Media & PR
Email: media@ferrari.com
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